CONSENT OF QUALIFIED PERSON

Vikram Khera, P.Eng. (BC)

AMEC Americas Ltd., 700-2020 Winston Park Dr. Oakville, ON L6H 6X7 CA

     Tel: (905) 829-5400 Fax: (905) 829-5401 vikram.khera@amec.com

To:

British Columbia Securities Commission Alberta Securities Commission Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers du Quebec

Re: Nevsun Resources Ltd. Press Release Dated 28 March 2011 entitled “Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices”

I, Vikram Khera, consent to the public filing of Sections 18.11, 18.12 and 18.13 and those portions of the Summary, Conclusions and Recommendations that pertain to those sections of the technical report titled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report” (the “Technical Report”), dated 1 January 2011.

I consent to extracts from, or a summary of, the Technical Report in the Nevsun Resources Ltd. Press Release dated 28 March 2011 entitled “Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices” (the “Press Release”).

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“signed”	dated
Vikram Khera P.Eng.	28 March 2011

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604)	664-3030
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